UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N62509109

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509109	13D	Page 2 of 8

1	Names of reporting persons BCLS Fund III Investments, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 5,376,356 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 5,376,356 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 5,376,356 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person PN

CUSIP No. N62509109	13D	Page 3 of 8

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 4,797,557 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 4,797,557 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 4,797,557 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.9%
14	Type of reporting person PN

CUSIP No. N62509109	13D	Page 4 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 356,572 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 356,572 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 356,572 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person PN

CUSIP No. N62509109	13D	Page 5 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 Ordinary Shares
	8	Shared voting power 43,428 Ordinary Shares
	9	Sole dispositive power 0 Ordinary Shares
	10	Shared dispositive power 43,428 Ordinary Shares

11	Aggregate amount beneficially owned by each reporting person 43,428 Ordinary Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. N62509109	13D	Page 6 of 8

This Amendment No. 1 to Schedule 13D relates to the Ordinary Shares, nominal value €0.12 per share (the “Ordinary Shares”), of NewAmsterdam Pharma Company N.V., a public limited liability company incorporated in the Netherlands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 2, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On June 9, 2023, BCLS Fund III and BCLS II Investco purchased 1,376,356 Ordinary Shares and 797,557 Ordinary Shares, respectively, from the underwriters in an underwritten public offering (the “June 2023 Offering”) at a price of $11.50 per share for a total purchase price of $15,828,094 and $9,171,906, respectively. BCLS Fund III and BCLS II Investco each used its own working capital to acquire the foregoing securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS Fund III holds 5,376,356 Ordinary Shares, representing approximately 6.6% of the outstanding Ordinary Shares, (ii) BCLS II Investco holds 4,797,557 Ordinary Shares, representing approximately 5.9% of the outstanding Ordinary Shares, (iii) BCLS Fund II holds 267,429 Ordinary Shares and Warrants to purchase an aggregate of 89,143 Ordinary Shares, together representing approximately 0.4% of the outstanding Ordinary Shares, and (iv) BCIPLS holds 32,571 Ordinary Shares and Warrants to purchase an aggregate of 10,857 Ordinary Shares, together representing less than 0.1% of the outstanding Ordinary Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 10,473,913 Ordinary Shares and Warrants to purchase an aggregate of 100,000 Ordinary Shares, together representing approximately 12.9% of the outstanding Ordinary Shares.

The percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Persons is based on 81,767,812 Ordinary Shares outstanding as of June 6, 2023, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 8, 2023.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

June 2023 Lock-Up Agreement

In connection with the June 2023 Offering, the Reporting Persons and Dr. Downing each entered into a lock-up agreement (the “June 2023 Lock-Up Agreement”) with the representatives of the several underwriters of the June 2023 Offering, pursuant to which they each agreed, subject to certain exceptions, not to sell or offer to sell any Ordinary Shares or securities convertible into or exercisable or exchangeable for, Ordinary Shares for a period of 90 days after the date of the prospectus relating to the June 2023 Offering without the prior written consent of each of the representatives.

CUSIP No. N62509109	13D	Page 7 of 8

The foregoing summary of the June 2023 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the June 2023 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit E Form of June 2023 Lock-Up Agreement

CUSIP No. N62509109	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2023	BCLS Fund III Investments, LP

By: BCLS Fund III Investments GP, LLC,
its general partner

By: Bain Capital Life Sciences Fund III, L.P.,
its member

By: Bain Capital Life Sciences III General Partner, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC,
its general partner

By: Bain Capital Life Sciences Fund II, L.P.,
its managing member

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Adam Koppel
Name: Adam Koppel
Title: Authorized Signatory